Exhibit 99.1

Supplemental Submission

Pursuant to Item 16I(a) of Form 20-F

Plastec Technologies, Ltd. (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act (the “HFCAA”).

During its fiscal year 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC with an audit report issued by Centurion ZD CPA & Co., a registered public accounting firm retained by the Company for the preparation of the audit report on the Company’s financial statements included therein. Centurion ZD CPA & Co. is a registered public accounting firm headquartered in Hong Kong, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it was unable to inspect or investigate completely registered public accounting firms headquartered there, including Centurion ZD CPA & Co., until December 2022 when the PCAOB vacated its previous determination. In response to Item 16I(a) of Form 20-F, the Company believes that the following information and materials establish that the Company is not owned or controlled by, and that the Company’s respective consolidated foreign operating entities are not owned or controlled by, any governmental entity in any foreign jurisdiction in which the Company and its consolidated foreign operating entities are incorporated or otherwise organized (the People’s Republic of China, the Cayman Islands, Hong Kong and the British Virgin Islands, as described further below) or any foreign jurisdiction that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in such foreign jurisdiction.

The Company has reviewed written affirmations from each officer of the Company and each member of the Company’s board of directors and the boards of directors of the Company’s consolidated foreign operating entities, certifying that such persons do not have any current or prior affiliation with the Chinese Communist Party or the government of the People’s Republic of China, the Cayman Islands, Hong Kong, the British Virgin Islands or any foreign jurisdiction that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in such foreign jurisdiction. Based on an examination of the Company’s audited financial statements, register of members and public filings made by the Company’s shareholders, these written affirmations collectively represent holders of over 80% of the Company’s outstanding ordinary shares, including Kin Sun Sze-To, the Company’s Chairman of the Board and Chief Executive Officer and Chief Operating Officer, who himself beneficially owns 78.3% of the Company’s outstanding ordinary shares as of May 30, 2023. No other person has a controlling financial interest in the Company.

The Company has four subsidiaries constituting consolidated foreign operating entities in the Company’s financial statements: (i) Viewmount Developments Limited, a British Virgin Islands company (“Viewmount”); (ii) Sun Line Industrial Limited, a Hong Kong company (“Sun Line”); (iii) Sun Ngai Spraying and Silk Print Co., Ltd., a British Virgin Islands company (“Sun Ngai”); and (iv) Sun Terrace Industries Limited, a British Virgin Islands company (“Sun Terrace”). The Company owns 100% of Viewmount, which owns 100% of each of Sun Line, Sun Ngai and Sun Terrace. In other words, the Company’s consolidated foreign operating entities are wholly owned and controlled by the Company and the Company is not owned or controlled by any government entity in the People’s Republic of China, the Cayman Islands, Hong Kong, the British Virgin Islands or any foreign jurisdiction that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in such foreign jurisdiction according to the materials described above.

Based on the above, each of the Company and its respective consolidated foreign operating entities is not owned or controlled by a government entity in any foreign jurisdiction in which the Company and its consolidated foreign operating entities are incorporated or otherwise organized or any foreign jurisdiction that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in such foreign jurisdiction.

Dated: September 22, 2023

PLASTEC TECHNOLOGIES, LTD.

By:	/s/ Kin Sun Sze-To
Name: Kin Sun Sze-To
Title: Chief Executive Officer